Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 13
DATED NOVEMBER 8, 2017
TO THE PROSPECTUS DATED APRIL 24, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 24, 2017, as previously supplemented by Supplement No. 11 dated October 30, 2017 (which superseded and replaced all prior supplements) and Supplement No. 12 dated November 6, 2017. Unless otherwise defined in this Supplement No. 13, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Periodic Report

On November 7, 2017, we filed with the SEC our Quarterly Report on Form 10-Q for the period ended September 30, 2017, which is attached as Annex A (excluding the exhibits thereto) to this Supplement No. 13.

ck0001595627-10q_20170930.htm

ANNEX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO

COMMISSION FILE NUMBER: 000-55765

Inland Residential Properties Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	80-0966998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2901 Butterfield Road, Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

630-218-8000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of October 31, 2017, there were 1,440,253 shares of the registrant’s Class A common stock, 401,754 shares of Class T common stock and 179,287 shares of Class T-3 common stock outstanding.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2017 (unaudited)	December 31, 2016
ASSETS
Assets:
Real estate:
Land	$9,845,410	$6,301,838
Building and other improvements	93,889,256	38,889,177
Total real estate	103,734,666	45,191,015
Less: accumulated depreciation	(3,476,700)	(1,822,971)
Net real estate	100,257,966	43,368,044
Cash and cash equivalents	3,125,185	9,038,642
Accounts and rents receivable	43,481	17,961
Acquired in place lease intangibles, net	730,999	—
Other assets	453,652	458,316
Total assets	$104,611,283	$52,882,963

LIABILITIES AND EQUITY
Liabilities:
Mortgages and note payable, net	$69,903,047	$27,447,459
Accounts payable and accrued expenses	944,218	232,736
Distributions payable	190,834	137,207
Due to related parties	6,275,230	5,684,753
Other liabilities	171,559	67,287
Total liabilities	77,484,888	33,569,442

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 50,000,000 shares authorized, none outstanding	—	—
Class A common stock, $.001 par value, 320,000,000 shares authorized, 1,420,776 shares and 1,098,858 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	1,420	1,099
Class T common stock, $.001 par value, 40,000,000 shares authorized, 399,285 shares and 284,283 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	399	284
Class T-3 common stock, $.001 par value, 40,000,000 shares authorized, 147,805 shares and none issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	148	—
Additional paid in capital (net of offering costs of $10,538,615 and $8,268,768 as of September 30, 2017 and December 31, 2016, respectively)	37,519,623	25,539,970
Distributions and accumulated losses	(10,395,195)	(6,227,832)
Total stockholders’ equity	27,126,395	19,313,521
Total liabilities and stockholders’ equity	$104,611,283	$52,882,963

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Income:
Rental income	$2,055,873	$905,464	$4,254,327	$2,665,759
Other property income	229,634	87,204	474,139	263,928
Total income	2,285,507	992,668	4,728,466	2,929,687

Expenses:
Property operating expenses	722,891	299,274	1,419,557	900,845
Real estate tax expense	244,451	90,283	498,450	264,836
General and administrative expenses	350,982	201,349	1,045,499	802,033
Business management fee	158,154	68,665	318,609	205,850
Acquisition related costs	16,484	—	87,963	—
Depreciation and amortization	1,153,501	378,531	2,132,208	1,451,356
Total expenses	2,646,463	1,038,102	5,502,286	3,624,920

Operating loss	(360,956)	(45,434)	(773,820)	(695,233)

Interest expense	(677,534)	(322,478)	(1,353,084)	(1,121,542)
Interest and other income	6,393	—	30,907	—

Net loss	$(1,032,097)	$(367,912)	$(2,095,997)	$(1,816,775)

Net loss per common share, basic and diluted	$(0.55)	$(0.39)	$(1.24)	$(2.65)

Weighted average number of common shares outstanding, basic and diluted	1,885,318	942,839	1,692,974	685,934

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENT OF EQUITY

(unaudited)

	Common Stock						Additional	Distributions and
	Class A		Class T		Class T-3		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Losses	Total
Balance at December 31, 2016	1,098,858	$1,099	284,283	$284	—	$—	$25,539,970	$(6,227,832)	$19,313,521
Proceeds from the offering	282,677	282	103,570	103	146,623	147	12,965,923	—	12,966,455
Offering costs	—	—	—	—	—	—	(2,269,847)	—	(2,269,847)
Discount on shares to related parties	—	—	—	—	—	—	24,530	—	24,530
Issuance of shares from distribution reinvestment plan	25,255	25	7,030	7	744	1	777,117	—	777,150
Shares repurchased	(3,317)	(3)	(424)	—	—	—	(80,812)	—	(80,815)
Distributions declared	—	—	—	—	—	—	—	(1,517,491)	(1,517,491)
Stock dividends issued	17,120	17	4,826	5	438	—	553,853	(553,875)	—
Net loss	—	—	—	—	—	—	—	(2,095,997)	(2,095,997)
Equity based compensation	183	—	—	—	—	—	8,889	—	8,889
Balance at September 30, 2017	1,420,776	$1,420	399,285	$399	147,805	$148	$37,519,623	$(10,395,195)	$27,126,395

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(2,095,997)	$(1,816,775)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,132,208	1,451,356
Amortization of debt issuance costs	18,888	102,698
Amortization of equity based compensation	8,889	10,920
Discount on shares issued to related parties	24,530	19,356
Changes in assets and liabilities:
Accounts payable and accrued expenses	295,328	(74,984)
Accounts and rents receivable	(44,929)	15,082
Due to related parties	410,670	227,083
Other liabilities	36,332	6,637
Other assets	93,182	66,086
Net cash flows provided by operating activities	879,101	7,459

Cash flows from investing activities:
Purchase of real estate	(59,288,960)	—
Capital expenditures	(60,328)	(101,318)
Net cash flows used in investing activities	(59,349,288)	(101,318)

Cash flows from financing activities:
Payment of mortgage and note payable	(2,200,000)	(18,300,000)
Proceeds from mortgages and note payable	44,930,000	—
Proceeds from offering	12,966,455	18,741,902
Payment of debt issuance costs	(293,300)	(329)
Distributions paid	(686,715)	(297,691)
Shares repurchased	(80,815)	—
Payment of offering costs	(2,078,895)	(2,482,210)
Net cash flows provided by (used in) financing activities	52,556,730	(2,338,328)

Net decrease in cash and cash equivalents	$(5,913,457)	$(2,432,187)
Cash and cash equivalents, at beginning of the period	9,038,642	5,281,172
Cash and cash equivalents, at end of period	$3,125,185	$2,848,985

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(unaudited)

	Nine Months Ended September 30,
	2017	2016
Supplemental disclosure of cash flow information:
In conjunction with the purchase of real estate, the Company acquired assets and assumed liabilities as follows:
Land	$3,543,573	$—
Building and other improvements	53,188,092	—
Furniture, fixtures and equipment	1,767,003	—
Acquired in place lease intangibles	1,194,134	—
Assumed assets and liabilities, net	(403,842)	—
Purchase of real estate	$59,288,960	$—

Supplemental schedule of non-cash investing and financing activities:

Cash paid for interest	$1,406,141	$1,028,884

Distributions payable	$190,834	$103,354

Accrued offering costs payable	$732,675	$461,312

Stock dividends issued	$553,875	$119,788

Common stock issued through distribution reinvestment plan	$777,150	$256,050

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

(unaudited)

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Readers of this Quarterly Report should refer to the audited consolidated financial statements of Inland Residential Properties Trust, Inc. (which may be referred to herein as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2016, which are included in the Company’s 2016 Annual Report as certain footnote disclosures contained in such audited consolidated financial statements have been omitted from this Quarterly Report.

NOTE 1 - ORGANIZATION

The Company was formed on December 19, 2013 to primarily acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. The Company entered into a business management agreement (as amended, the “Business Management Agreement”) with Inland Residential Business Manager & Advisor, Inc. (the “Business Manager”), an indirect wholly owned subsidiary of Inland Real Estate Investment Corporation (the “Sponsor”), to be the Business Manager to the Company. Substantially all of the Company’s business is conducted through Inland Residential Operating Partnership, L.P. (the “operating partnership”), of which the Company is the sole general partner. The Company elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the tax year ended December 31, 2015.

At September 30, 2017, the Company owned real estate consisting of three multi-family communities totaling 623 units.  The properties consist of 677,142 square feet of residential and 10,609 square feet of retail gross leasable area. During the nine months ended September 30, 2017, the properties’ weighted average daily occupancy for residential was 92.1% and at September 30, 2017, 590 units, or 94.7% of the total residential units were leased. At September 30, 2017, 100% of the retail units were occupied.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Disclosures discussing all significant accounting policies are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, under the heading “Note 2 - Summary of Significant Accounting Policies.” There has been no change to the Company’s significant accounting policies during the nine months ended September 30, 2017.

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. In the opinion of management, all adjustments necessary for a fair statement, in all material respects, of the financial position and results of operations for the periods are presented. Actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Recent Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new update will require that amounts described as restricted cash and restricted cash equivalents be included in beginning and ending-of-period reconciliation of cash shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not believe that ASU No. 2016-18 will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

operating leases. ASU No. 2016-02 supersedes the previous leases standard, Leases (Topic 840). The Company anticipates that it will be required to bifurcate certain lease revenues between lease and non-lease components. Additionally, only incremental direct leasing costs may be capitalized under this new guidance, which is consistent with the Company’s existing policies. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects to adopt the guidance on a modified retrospective basis and upon adoption of the Leases guidance, non-lease components of new, extended or modified leases, including common area maintenance reimbursements, will be accounted for under the Revenue from Contracts with Customers guidance as described below.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective, although it will not affect the accounting for rental related revenues. The new standard is effective for the Company on January 1, 2018. Early adoption is permitted but not prior to the original effective date of January 1, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. Once ASU No. 2016-02 becomes effective, the new revenue standard will apply to certain executory costs and other non-lease components even though the revenue for such activities are not separately stipulated in the tenant’s lease. The Company is currently evaluating the specific revenue streams that could be most significantly impacted by this ASU and expects that the revenue recognition from these activities and other miscellaneous income will be generally consistent with current recognition methods, and therefore does not expect material changes to the consolidated financial statements as a result of adoption. Common area reimbursements to be impacted by ASU No. 2014-09 will not be addressed until the Company's adoption of ASU No. 2016-02, considering its revisions to accounting for common area maintenance described above.

NOTE 3 – EQUITY

The Company is authorized to sell up to $1,000,000,000 of shares of common stock consisting of Class A common stock, $.001 par value per share (“Class A Shares”), at a price of $25.00 per share, Class T common stock, $.001 par value per share (“Class T Shares”), at a price of $23.95 per share, and Class T-3 common stock, $.001 par value per share (“Class T-3 Shares” and, together with the Class A Shares and the Class T Shares, the “Shares”), at a price of $24.14 per share, in any combination, in an initial “reasonable best efforts” offering (the “Offering”). The Company is also authorized to issue up to $190,000,000 of Class A, Class T and Class T-3 Shares at a per share price of $23.75, $22.81 and $22.81, respectively, pursuant to the Company’s distribution reinvestment plan (as amended, the “DRP”).  The Company commenced its Offering of Class A Shares and Class T Shares on February 17, 2015 and, effective February 2, 2017, the Company reallocated certain of the remaining shares offered in the Offering to offer Class T-3 Shares.

Excluding DRP proceeds, the Company generated gross proceeds of $6,946,458, $2,480,508 and $3,539,489 from sales of its Class A Shares, Class T Shares and Class T-3 Shares, respectively, during the nine months ended September 30, 2017. As of September 30, 2017, the Company had 1,420,776, 399,285 and 147,805 Class A Shares, Class T Shares and Class T-3 Shares outstanding, respectively.

For the nine months ended September 30, 2017, the Company declared cash distributions of $1,517,491, paid total distributions of $1,463,865 and issued stock dividends of 22,384 shares to stockholders.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The Company provides the following programs to facilitate additional investment in the Company’s shares and to provide limited liquidity for stockholders.

Distribution Reinvestment Plan

The Company provides stockholders with the option to purchase additional shares from the Company by automatically reinvesting cash distributions through the DRP, subject to certain share ownership restrictions. For participants in the DRP, cash distributions paid on Class A Shares, Class T Shares and Class T-3 Shares, as applicable, are used to purchase Class A Shares, Class T Shares and Class T-3 Shares, respectively. Such purchases under the DRP are not subject to selling commissions, dealer manager fees, distribution and stockholder servicing fees or reimbursement of issuer costs in connection with shares of common stock issued through the DRP and are made initially at a price of $23.75, $22.81 and $22.81 per Class A Share, Class T Share and Class T-3
Share, respectively. The price is subject to change after the earlier of (1) the change of the public offering price in a public “reasonable best efforts” offering of the Company’s Class A Shares from $25.00 per Class A Share, Class T Shares from $23.95 per Class T Share or Class T-3 Shares from $24.14 per Class T-3 Share, as applicable, if there is a change, and (2) termination of all “reasonable best efforts” public offerings of the Company’s Class A Shares, Class T Shares or Class T-3 Shares, as applicable.

Distributions reinvested through the DRP were $777,150 and $256,050 for the nine months ended September 30, 2017 and 2016, respectively.

Share Repurchase Program

Under the share repurchase program (as amended, the “SRP”), the Company is authorized, in its discretion, to purchase shares from stockholders who purchased their shares from the Company or received their shares through a non-cash transfer and who have held their shares for at least one year, if requested. Subject to funds being available, the Company limits the number of shares repurchased during any calendar year to no more than 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. Funding for the SRP is limited to the proceeds that the Company receives from the DRP during the same period. In the case of repurchases made upon the death of a stockholder or qualifying disability, as defined in the SRP, neither the one year holding period, the limit regarding funds available from the DRP nor the 5% limit applies. The SRP will immediately terminate if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may, at any time, amend, suspend or terminate the SRP.

Repurchases through the SRP were $71,649 for Class A Shares and $9,166 for Class T Shares in the nine months ended September 30, 2017. There were no repurchases through the SRP in the nine months ended September 30, 2016.

NOTE 4 – ACQUISITIONS

During the nine months ended September 30, 2017, the Company, through its wholly owned subsidiaries, acquired the properties listed below from unaffiliated third parties. The Commons at Town Center was financed by entering into a seven-year mortgage loan for $13,800,000 and an eight-month note payable for $9,200,000. Verandas at Mitylene was funded with the proceeds of a ten–year mortgage loan for approximately $21,900,000 and offering proceeds of approximately $14,700,000.

2017 Acquisitions

Date Acquired	Property Name	Location	Total Number of Residential Units	Square Footage		Purchase Price (b)
2nd Quarter
5/3/2017	Commons at Town Center	Vernon Hills, IL	85	105,442	(a)	$23,000,000
3rd Quarter
7/27/2017	Verandas at Mitylene	Montgomery, AL	332	376,968		$36,550,000

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(a)	Total does not include five units comprising 10,609 square feet of extended first floor retail space.

(b)	Contractual purchase price excluding closing credits.

The acquisitions were accounted for as asset acquisitions. For the nine months ended September 30, 2017, the Company incurred $318,780 of total acquisition costs, $230,817 of which were capitalized as the acquisition of net real estate in the accompanying consolidated balance sheets and $87,963 of acquisition, dead deal and transaction related costs that are recorded in acquisition related costs in the accompanying consolidated statements of operations.

The following table presents certain additional information regarding the Company’s acquisitions during the nine months ended September 30, 2017. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date are as follows:

For the Nine Months Ended September 30,
2017
Land	$3,543,573
Building and other improvements	53,188,092
Furniture, fixtures and equipment	1,767,003
Acquired in place lease intangibles	1,194,134
Assumed assets and liabilities, net	(403,842)
Total	$59,288,960

NOTE 5 – ACQUIRED INTANGIBLE ASSETS

The following table summarizes the Company’s identified intangible assets and liabilities as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Intangible assets:
Acquired in place lease value	$1,194,134	$—
Accumulated amortization	(463,135)	—
Acquired lease intangibles, net	$730,999	$—

As of September 30, 2017, the weighted average amortization period for acquired in place lease intangibles is 1.3 years.

The portion of the purchase price allocated to acquired in place lease value is amortized on a straight-line basis over the acquired leases’ weighted average remaining term.

Amortization pertaining to acquired in place lease value is summarized below:

	Three Months Ended September 30,		Nine Months Ended September 30,
Amortization recorded as amortization expense:	2017	2016	2017	2016
Acquired in place lease value	$351,094	$—	$463,135	$—

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Estimated amortization of the respective intangible lease assets and liabilities as of September 30, 2017 for each of the five succeeding years and thereafter is as follows:

Acquired In-Place Leases
2017 (remainder of year)	$395,325
2018	179,847
2019	85,035
2020	48,976
2021	21,816
Thereafter	—
Total	$730,999

NOTE 6 – MORTGAGES AND NOTE PAYABLE, NET

As of September 30, 2017 and December 31, 2016, the Company had the following mortgages and note payable:

			September 30, 2017		December 31, 2016
Type of Debt	Maturity Date	Interest Rate per Annum	Principal Amount	Weighted Average Interest Rate	Principal Amount	Weighted Average Interest Rate

Mortgage -The Retreat at Market Square	September 30, 2023	3.64%	$27,450,000		$27,450,000	3.64%
Mortgage - Commons at Town Center	May 3, 2024	3.69%	13,800,000		—
Mortgage - Verandas at Mitylene	August 1, 2027	3.88%	21,930,000		—
Total Mortgages			$63,180,000	3.73%	$27,450,000	3.64%
Note Payable - Commons at Town Center	January 3, 2018	5.40%	7,000,000	5.40%	—	—
Total debt before debt issuance costs			$70,180,000	3.90%	$27,450,000	3.64%
Unamortized debt issuance costs			(276,953)		(2,541)
Total debt			$69,903,047		$27,447,459

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs.  The carrying value of the Company’s debt excluding unamortized debt issuance costs was $70,180,000 and $27,450,000 as of September 30, 2017 and December 31, 2016, respectively, and its estimated fair value was $69,197,574 and $26,957,385 as of September 30, 2017 and December 31, 2016, respectively.

Mortgages

The mortgage loans require compliance with certain covenants such as debt service ratios, investment restrictions and distribution limitations.  As of September 30, 2017, the Company is in compliance with all financial covenants related to its mortgage loans.

Note Payable

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The note payable has customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions including various customary events of default. The Sponsor has agreed to guarantee the obligations or liabilities of the Company’s subsidiary to lender under the note payable. The Company has not paid, and will not pay, any fees or other consideration to the Sponsor for this guarantee. As of September 30, 2017, the Company is in compliance with all financial covenants related to the note payable. For the three month period ending September 30, 2017, the Company paid $2,200,000 to reduce the principal balance on the note payable.

As of September 30, 2017, scheduled principal payments and maturities on the Company’s mortgages and note payable were as follows:

	September 30, 2017
Scheduled Principal Payments and Maturities by Year:	Scheduled Principal Payments	Maturities of Mortgages	Maturity of Note Payable	Total
2017 (remainder of the year)	$—	$—	$—	$—
2018	—	—	7,000,000	7,000,000
2019	—	—	—	—
2020	—	—	—	—
2021	124,063	—	—	124,063
Thereafter	853,206	62,202,731	—	63,055,937
Total	$977,269	$62,202,731	$7,000,000	$70,180,000

The weighted average years to maturity for the Company’s debt is 6.75 years.

NOTE 7 – DISTRIBUTIONS

The Company currently pays distributions based on daily record dates, payable in arrears the following month, equal to a daily amount of $0.003424658 per Class A Share, $0.002768493 per Class T Share and $0.003306849 per Class T-3 Share, based upon a 365-day year. The Company issued 22,384 in stock dividends during the nine months ended September 30, 2017. The table below presents the distributions paid and declared for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Distributions paid	$554,733	$382,440	$1,463,865	$553,741
Distributions declared	$569,307	$290,835	$1,517,491	$633,357

NOTE 8 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus common share equivalents. The Company excludes antidilutive restricted shares from the calculation of weighted-average shares for diluted EPS.  As a result of a net loss for the three and nine months ended September 30, 2017, 479 and 843 shares, respectively, were excluded from the computation of diluted EPS, because they would have been antidilutive. As a result of a net loss for the three and nine months ended September 30, 2016, 468 and 340 shares, respectively, were excluded from the computation of diluted EPS, because they would have been antidilutive.

NOTE 9 – EQUITY-BASED COMPENSATION

In accordance with the Company’s Employee and Director Incentive Restricted Share Plan (the “RSP”), restricted shares are issued to non-employee directors as compensation.

Under the RSP, restricted shares generally vest over a one to three year vesting period from the date of the grant based on the specific terms of the grant.  The grant-date value of the restricted shares is amortized over the vesting period representing the requisite service

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

period. At vesting, any restrictions on the shares lapse. The number of shares that may be issued under the RSP is limited to 5% of outstanding shares. Compensation expense associated with the director restricted shares is included in general and administrative expenses in the accompanying consolidated financial statements. Compensation expense under the RSP was $3,750 and $8,889 for the three and nine months ended September 30, 2017, respectively. Compensation under the RSP was $4,844 and $10,920 for the three and nine months ended September 30, 2016, respectively. As of September 30, 2017, the Company had $16,366 of unrecognized compensation cost related to the unvested restricted share awards. The weighted average remaining period that compensation expense related to unvested restricted shares will be recognized is 1.60 years. A summary of the status of the restricted shares is presented below:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at December 31, 2016	804	$18,334	$18,334
Granted	658	15,000	15,000
Vested	(183)	(4,167)	(4,167)
Forfeited	—	—	—
Outstanding at September 30, 2017	1,279	$29,167	$29,167

NOTE 10 – SEGMENT REPORTING

The Company has one reportable segment, multi-family real estate, as defined by U.S. GAAP for the three and nine months ended September 30, 2017 and 2016.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following table summarizes the Company’s related party transactions for the three and nine months ended September 30, 2017 and 2016.

		Three Months Ended September 30,		Nine Months Ended September 30,		Amount Unpaid as of
		2017	2016	2017	2016	September 30, 2017	December 31, 2016
General and administrative reimbursements	(a)	$113,404	$57,023	$323,436	$314,819	$112,709	$80,386
Affiliate share purchase discounts	(b)	—	4,814	24,530	19,356	—	—
Total general and administrative costs		$113,404	$61,837	$347,966	$334,175	$112,709	$80,386

Acquisition related costs	(c)	$41,714	$—	$200,061	$—	$698,835	$686,250
Offering costs	(d)	$341,566	$622,450	$1,451,749	$1,897,066	$1,656,554	$1,476,746
Business management fee	(e)	$158,154	$68,665	$318,609	$205,850	$684,604	$365,995
Mortgage financing fee	(f)	$—	$—	$—	$—	$114,375	$114,375
Sponsor non-interest bearing advances	(g)	$—	$—	$—	$—	$2,950,000	$2,950,000

Property management fee		$83,654	$40,987	$184,208	$117,715	$—	$—
Property operating expenses		218,509	85,357	348,223	254,347	58,153	11,001
Total property operating expenses	(h)	$302,163	$126,344	$532,431	$372,062	$58,153	$11,001

(a)	The Business Manager and its affiliates are entitled to reimbursement for certain general and administrative expenses incurred relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(b)	The Company established a discount stock purchase policy for affiliates and affiliates of the Business Manager that enable them to purchase shares of common stock at $22.81 per share. The Company sold 11,201 and 8,838 shares to affiliates during the nine months ended September 30, 2017 and 2016, respectively.

(c)	Prior to August 8, 2016 under the Business Management Agreement, the Company was required to pay the Business Manager or its affiliates an acquisition fee equal to 1.5% of the “contract purchase price,” as defined in that agreement, of each property and real estate-related asset acquired. The Business Management Agreement was amended to, among other things, delete the obligation to pay acquisition fees, real estate sales commissions and mortgage financing fees payable to the Business Manager by the Company with respect to transactions occurring on or after August 8, 2016. The Business Manager and its affiliates continue to be reimbursed for acquisition related costs of the Business Manager and its affiliates relating to the Company’s acquisition of properties and real estate assets, regardless of whether the Company acquires the properties or real estate assets, subject to the limits provided in the amended agreement. Of the $200,061 related party acquisition costs and fees, $145,270 were capitalized in the accompanying consolidated balance sheets and $54,791 of such costs are included in acquisition related costs in the accompanying consolidated statements of operations. Acquisition fees earned prior to August 8, 2016, which have been previously accrued for and are owed to the Business Manager, are expected to be paid in the future and are included in due to related parties in the accompanying consolidated balance sheets.

(d)	The Company reimburses the Sponsor and its affiliates for costs and other expenses of the Offering. Offering costs are offset against the stockholders’ equity accounts. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. An affiliate of the Business Manager also receives selling commissions equal to 6.0% of the sale price for each Class A Share sold, 2.0% of the sale price for each Class T Share sold and 3.0% of the sale price for each Class T-3 Share sold and a dealer manager fee equal to 2.75% of the sale price for each Class A and Class T Share sold and 2.5% of the sale price for each Class T-3 Share sold, the majority of which is re-allowed (paid) to third party soliciting dealers. The Company does not pay selling commissions or the dealer manager fee in connection with shares issued through the DRP and pays no or reduced selling commissions and dealer manager fees in connection with certain special sales. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. Other organization and offering expenses, excluding selling commissions and dealer manager fees, will not exceed 2.0% of the gross offering proceeds. To the extent that all other organization and offering expenses exceed the maximum expense cap, the excess expenses will be paid by the Business Manager with no recourse to the Company. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses. The Company pays a distribution and stockholder servicing fee equal to 1.0% per annum of the purchase price per share (or, once reported, the amount of the Company’s estimated value per share) for each Class T Share and Class T-3 Share sold in the Offering. The fee is not paid at the time of purchase. The Company accounts for the total fee as a charge to equity at the time each Class T Share or Class T-3 Share is sold in the Offering and records a corresponding payable in due to related parties. The distribution and stockholder servicing fee is payable monthly in arrears as it becomes contractually due. At September 30, 2017 and December 31, 2016, the unpaid fee equal to $509,356 and $335,327, respectively, was recorded in due to related parties in the accompanying consolidated balance sheets.

(e)	The Company pays the Business Manager an annual business management fee equal to 0.6% of its “average invested assets,” payable quarterly in an amount equal to 0.15% of the Company’s average invested assets as of the last day of the immediately preceding quarter. “Average invested assets” means, for any period, the average of the aggregate book value of the Company’s assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities or consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(f)	Prior to August 8, 2016 under the Business Management Agreement, the Company was required to pay the Business Manager or its affiliates a mortgage financing fee equal to 0.25% of the amount available or borrowed under the financing or the assumed debt if the Business Manager or its affiliates provided services in connection with the origination or refinancing of any debt that the Company obtained and used to finance properties or other assets, or that was assumed, directly or indirectly, in connection with the acquisition of properties or other assets. Pursuant to the amended Business Management Agreement,mortgage financing fees were eliminated with respect to transactions occurring on or after August 8, 2016. Mortgage financing fees earned

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

prior to August 8, 2016, which have been previously accrued for and are owed to the Business Manager, are expected to be paid in the future and are included in due to related parties in the accompanying consolidated balance sheets.

(g)	This amount represents non-interest bearing advances made by the Sponsor which the Company intends to repay. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(h)	The Company pays Inland Residential Real Estate Services, LLC (the “Real Estate Manager”) a monthly property management fee of up to 4% of the gross income from any property managed directly by the Real Estate Manager or its affiliates. The Real Estate Manager may reduce, in its sole discretion, the amount of the management fee payable in connection with a particular property, subject to these limits. The Company also reimburses the Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses, benefits and severance payments for persons performing services, including without limitation acquisition due diligence services, for the Real Estate Manager and its affiliates (excluding the executive officers of the Real Estate Manager and the Company’s executive officers).

NOTE 12 – OPERATING LEASES

The Company’s residential lease terms are generally for twelve months or less.  The retail lease terms range from 1 to 4 years. Minimum lease payments to be received under retail operating leases as of September 30, 2017 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2017 (remainder of year)	$67,713
2018	257,350
2019	254,650
2020	172,750
2021	78,119
Thereafter	—
Total	$830,582

NOTE 13 – SUBSEQUENT EVENTS

Note Payable

Subsequent to September 30, 2017, the Company paid $2,000,000 to reduce the principal balance on the note payable.

Cash distributions

The Company’s board of directors declared cash distributions payable to stockholders of record of Class A, Class T and Class T-3 Shares each day beginning on the close of business October 1, 2017 through the close of business February 28, 2018.  Through that date distributions were declared in a daily amount equal to $0.003424658 per Class A Share, $0.002768493 per Class T Share and $0.003306849 per Class T-3 Share, based on a 365-day period. Distributions were paid monthly in arrears as follows.

Distribution Month	Month Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through DRP	Shares Issued	Net Cash Distribution
September 2017	October 2017	$190,907	$101,608	4,325	$89,299
October 2017	November 2017	$204,163	$106,270	4,525	$97,893

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Quarterly Report on Form 10-Q constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “could,” “should,” “expect,” “intend,” “plan,” “goal,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “variables,” “potential,” “continue,” “expand,” “maintain,” “create,” “strategies,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of the management of Inland Residential Properties Trust, Inc. (which we refer to herein as the “Company,” “we,” “our” or “us”) based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in this Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, and factors described below:

•	There is no established public trading market for our shares, and our stockholders may not be able to sell their shares under our share repurchase program (as amended, the “SRP”) and, if our stockholders are able to sell their shares under the SRP, they may not be able to recover the amount of their investment in our shares;

•	Our board does not have any current plans to list our shares or pursue any other liquidity event, and we cannot guarantee that a liquidity event will occur;

•	To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “reasonable best efforts” offering (the “Offering”) and distribution reinvestment plan (as amended, the “DRP”), which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment and is dilutive to our stockholders;

•	Based on sales volume to date, we expect to raise substantially less than the maximum offering amount in our Offering which will continue until February 16, 2018. Because we expect to raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which will cause the value of our stockholders' investment to vary more widely with the performance of specific assets, and cause our fixed operating expenses to constitute a greater percentage of our gross income. Raising fewer proceeds in our Offering, therefore, increases the risk that our stockholders will not receive a full return of their investment.

•	We have incurred net losses on a U.S. generally accepted accounting principles (“U.S. GAAP”) basis for the three and nine months ended September 30, 2017 and 2016 and for the year ended December 31, 2016;

•	Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to 75% of the costs of our assets;

•	The interest of later investors in our common stock will be diluted as a result of our payment of stock dividends that have been declared and will be further diluted if we make additional stock dividends;

•	We may not be able to raise capital sufficient to achieve our investment objectives;

•	The prior performance of programs sponsored by Inland Real Estate Investment Corporation (our “Sponsor”) should not be used to predict our future results;

•	Market disruptions may adversely impact many aspects of our operating results and operating condition;

•	The number and value of real estate assets we acquire will depend, in part, on the net proceeds raised in our Offering;

•	We do not have employees and will rely on Inland Residential Business Manager & Advisor, Inc. or our “Business Manager” and Inland Residential Real Estate Services, LLC or our “Real Estate Manager” to manage our business and assets;

•	Persons performing services for our Business Manager and our Real Estate Manager are employed by our Sponsor or its affiliates and face competing demands for their time and service;

•	We do not have arm’s-length agreements with our Business Manager, Real Estate Manager or other affiliates of our Sponsor;

•	Our Sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Manager;

•	We may suffer from delays in selecting, acquiring and developing suitable assets;

•	We rely on entities affiliated with our Sponsor to identify real estate assets;

•	We pay fees, which may be significant, to our Business Manager, Real Estate Manager and other affiliates of our Sponsor;

•	We have not identified all of the specific real estate assets that we will acquire with the net proceeds raised in our Offering, thus it is a “blind pool” offering;

•	Any properties that we acquire and own may compete with the properties owned by other programs sponsored by our Sponsor or Inland Private Capital Corporation for, among other things, tenants;

•	There are limits on the ownership and transferability of our shares; and

•	If we fail to continue to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.

Forward-looking statements in this Quarterly Report on Form 10-Q reflect our management’s view only as of the date of this Quarterly Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the three and nine months ended September 30, 2017 and 2016 and as of September 30, 2017 and December 31, 2016. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report.

Overview

We are an externally managed Maryland corporation formed in December 2013 to primarily acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. We expect that our real estate portfolio will consist primarily of “stabilized” Class A and Class B multi-family properties. We are managed by our Business Manager. Substantially all of our business is conducted through Inland Residential Operating Partnership, L.P. (the “operating partnership”), of which we are the sole general partner.  We elected to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with our taxable year ended December 31, 2015.

We are authorized to sell up to $1,000,000,000 of shares of common stock which consist of Class A Shares, at a price of $25.00 per share, Class T Shares, at a price of $23.95 per share, and Class T-3 Shares, at a price of $24.14 per share, in any combination, on a “reasonable best efforts” basis. We are also authorized to issue up to $190,000,000 of Class A, Class T and Class T-3 Shares at a per share price of $23.75, $22.81 and $22.81, respectively, pursuant to our DRP. We commenced our Offering of Class A Shares and Class T Shares on February 17, 2015 and, effective February 2, 2017, we reallocated certain of the remaining shares being offered in our Offering to offer Class T-3 Shares.

Company Highlights – Three Months Ended September 30, 2017

Acquisitions

During the three months ended September 30, 2017, we acquired a fee simple interest in a 376,968 square foot apartment community known as the Verandas at Mitylene located in Montgomery, Alabama. We purchased the Verandas at Mitylene for approximately $36.6 million, plus closing costs.

Financings

The acquisition of Verandas at Mitylene was financed by obtaining a mortgage loan, secured by the property, in an aggregate principal amount equal to approximately $21.9 million, and the remaining purchase price was funded with offering proceeds.

For the three months ended September 30, 2017, we paid $2.2 million towards the note payable that partially funded the acquisition of Commons at Town Center.

Capital

Excluding DRP proceeds, we generated gross proceeds of approximately $1.5 million, $0.2 million and $1.6 million from sales of our Class A Shares, Class T Shares and Class T-3 Shares, respectively, during the three months ended September 30, 2017.

Select Property Information

As of September 30, 2017, we owned three communities located in three states consisting of 623 residential units.  In addition, we own ground level retail space totaling 10,609 square feet at one property.  We own and lease retail space at our properties when we believe the retail space will increase the attractiveness of our communities and add convenience to our residents. The table below presents information for each of our communities as of September 30, 2017.

Community	Location	Total Number of Residential Units	Average Rental Rate per Residential Unit (a)	2017 Residential Average Occupancy	Leased Residential Units	Purchase Price	Debt Balance	Interest Rate (b)
The Retreat at Market Square	Frederick, MD	206	$1,539	93.2%	196	$45,727,557	$27,450,000	3.64%
Commons at Town Center	Vernon Hills, IL	85	1,931	91.8%	79	23,000,000	20,800,000	4.37%
Verandas at Mitylene	Montgomery, AL	332	903	91.6%	315	36,550,000	21,930,000	3.88%
	Total	623	$1,255		590	$105,277,557	$70,180,000

(a)	Average rental rate per residential unit is for the last month of the period presented.

(b)	Weighted average interest rate as of September 30, 2017.

Our communities include garden-style apartments generally defined as properties with multiple one to three story buildings in landscaped settings and mid-rise apartments situated in more urban settings.  The following table sets forth a summary of our communities by building type as of September 30, 2017.

Type	Residential Units
Garden-style	538
Mid-rise	85

Liquidity and Capital Resources

General

Our primary uses and sources of cash are as follows:

Uses		Sources
Short-term liquidity and capital needs such as:		•	Cash receipts from our tenants
•	Interest on our mortgage loans	•	Proceeds from the Offering including the DRP
•	Interest and principal payments on our note payable	•	Proceeds from new mortgage loans
•	Property operating expenses
•	General and administrative expenses
•	Distributions to stockholders
•	Non-transaction based fees payable to our Business Manager and Real Estate Manager
•	Payment of offering costs
•	Repurchases of shares under the SRP

Long-term liquidity and capital needs such as:
•	Acquisition of real estate investments
•	Interest & principal payments on our mortgage loans
•	Payment of offering costs
•	Capital expenditures
•	Repurchases of shares under the SRP

As we continue our capital raising efforts, a majority of the net proceeds will be used to repay the outstanding balance on the note payable. The Sponsor has agreed to guarantee the obligations or liabilities of our subsidiary to lender under our note payable. In the event the amount raised is insufficient to repay the remaining balance owed at maturity, we will rely on the Sponsor guarantee to pay off any remaining amount due.  Amounts paid on our behalf would become due to the Sponsor and would not bear interest or have a defined due date.  The amount would be repaid with future operating proceeds or upon sale of our assets, which would reduce the amount of cash we have available to pay distributions or fund operations.

Cash Flow Analysis

	Nine Months Ended September 30,		Change
	2017	2016	2017 vs. 2016
Net cash flows provided by operating activities	$879,101	$7,459	$871,642
Net cash flows used in investing activities	$(59,349,288)	$(101,318)	$(59,247,970)
Net cash flows provided by (used in) financing activities	$52,556,730	$(2,338,328)	$54,895,058

Operating activities

Cash provided by operating activities increased $0.9 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 primarily due to payments made in 2016 related to our 2015 acquisition, cash generated from property operations from our recent acquisitions and timing of payments.

Investing activities

	Nine Months Ended September 30,		Change
	2017	2016	2017 vs. 2016
Purchase of real estate	$(59,288,960)	$—	$(59,288,960)
Capital expenditures	(60,328)	(101,318)	40,990
Net cash flows used in investing activities	$(59,349,288)	$(101,318)	$(59,247,970)

We used more cash in our investing activities for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 primarily due to the acquisition of Commons at Town Center and Verandas at Mitylene in 2017.

Financing activities

	Nine Months Ended September 30,		Change
	2017	2016	2017 vs. 2016
Proceeds from offering net of offering costs	$10,887,560	$16,259,692	$(5,372,132)
Distributions paid	(686,715)	(297,691)	(389,024)
Shares repurchased	(80,815)	—	(80,815)
Total changes related to debt	42,436,700	(18,300,329)	60,737,029
Net cash provided by (used in) financing activities	$52,556,730	$(2,338,328)	$54,895,058

Cash provided by financing activities increased $54.9 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. During the nine months ended September 30, 2017 and 2016, we generated proceeds from the sale of our shares, net of offering costs paid, of approximately $10.9 million and $16.3 million, respectively. During the nine months ended September 30, 2017, we obtained mortgage loans and a note payable in an aggregate amount of $44.9 million to finance our acquisitions and paid $2.2 million toward our note payable.  During the nine months ended September 30, 2016, we paid $18.3 million toward our mortgage loan. During the nine months ended September 30, 2017 and 2016, we paid approximately $0.7 million and $0.3 million, respectively, in distributions and repurchased $80,815 of shares in 2017.

Distributions

A summary of the cash distributions declared and paid, and cash flows provided by operations for the nine months ended September 30, 2017 and 2016 is as follows:

	Nine Months Ended September 30,
	2017	2016

Total cash distributions declared	$1,517,491	$633,357
Distributions declared per Class A Share (1)	$0.94	$0.94
Distributions declared per Class T Share (1)	$0.76	$0.76
Distributions declared per Class T-3 Share (1)	$0.90	$—

Total cash distributions paid (2)	$1,463,865	$553,741
Cash distributions paid	686,715	297,691
Distributions reinvested via DRP	777,150	256,050

Cash flow provided by operations	$879,101	$7,459
Net offering proceeds (3)	$10,887,560	$16,259,692

(1)	Per share amounts are based on weighted average number of Class A Shares, Class T Shares or Class T-3 shares outstanding, as applicable. For the nine months ended September 30, 2017 and 2016, the distributions declared per Class T Share are less than the distributions declared per Class A Share by an amount equal to the distribution and stockholder servicing fee paid per Class T Share of $0.18. For the nine months ended September 30, 2017, the distributions declared per Class T-3 Share are less than the distributions declared per Class A Share by an amount equal to $0.03, which represents a portion of the distribution and stockholder servicing fee. The remaining distribution and stockholder servicing fee per Class T-3 Share of approximately $0.15 will impact the estimated value per share of the Class T-3 Shares.

(2)	Approximately 39.9% and 98.7% of cash distributions paid for the nine months ended September 30, 2017 and 2016, respectively, were paid from the net proceeds of our Offering.

(3)	The Offering commenced on February 17, 2015.

Results of operations

The following discussion is based on our consolidated financial statements for the three and nine months ended September 30, 2017 and 2016.

These sections describe and compare our results of operations for the three and nine months ended September 30, 2017 and 2016. We generate almost all of our net operating income from property operations. In order to evaluate our overall portfolio, management analyzes the net operating income of our property that we have owned and operated for both periods presented, in their entirety, referred to herein as “same store” properties. By evaluating the property net operating income of our “same store” properties, management is able to monitor the operations of our existing properties for comparable periods to measure the performance of our current portfolio and determine the effects of our new acquisitions on net income.

Comparison of the three months ended September 30, 2017 and 2016

A total of one multi-family property was acquired on or before July 1, 2016 and represents our “same store” property during the three months ended September 30, 2017 and 2016.  “Non-same store,” as reflected in the table below, consists of properties acquired after July 1, 2016. For the three months ended September 30, 2017 and 2016, two properties constituted non-same store properties. The following table presents property net operating income broken out between same store and non-same store, prior to amortization of intangibles, interest, and depreciation and amortization for the three months ended September 30, 2017 and 2016, along with a reconciliation to net loss, calculated in accordance with U.S. GAAP.

	Total			Same Store			Non-Same Store
	Three Months Ended September 30,			Three Months Ended September 30,			Three Months Ended September 30,
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Rental income	$2,055,873	$905,464	$1,150,409	$902,170	$905,464	$(3,294)	$1,153,703	$—	$1,153,703
Other property income	229,634	87,204	142,430	86,739	87,204	(465)	142,895	—	$142,895
Total income	$2,285,507	$992,668	$1,292,839	$988,909	$992,668	$(3,759)	$1,296,598	$—	$1,296,598

Property operating expenses	$722,891	$299,274	$423,617	$329,922	$299,274	$30,648	$392,969	—	$392,969
Real estate tax expense	244,451	90,283	154,168	89,820	90,283	(463)	154,631	—	154,631
Total property operating expenses	$967,342	$389,557	$577,785	$419,742	$389,557	$30,185	$547,600	$—	$547,600

Property net operating income	$1,318,165	$603,111	$715,054	$569,167	$603,111	$(33,944)	$748,998	$—	$748,998

General and administrative expenses	(350,982)	(201,349)	(149,633)
Acquisition related costs	(16,484)	—	(16,484)
Business management fee	(158,154)	(68,665)	(89,489)
Depreciation and amortization	(1,153,501)	(378,531)	(774,970)
Interest expense	(677,534)	(322,478)	(355,056)
Interest and other income	6,393	—	6,393
Net loss	$(1,032,097)	$(367,912)	$(664,185)

Net loss. Net loss was $1,032,097 and $367,912 for the three months ended September 30, 2017 and 2016, respectively.

Total property net operating income.  On a “same store” basis, comparing the results of operations of our investment property owned during the three months ended September 30, 2017 with the results of the same investment property owned during the three months ended September 30, 2016 property net operating income decreased $33,944.  The decrease is primarily due to increased property operating expenses as a result of a common area painting project.

“Non-same store” total property net operating income increased $748,998 during 2017 as compared to 2016. The increase is a result of acquiring two additional properties after July 1, 2016.

General and Administrative expenses.  General and administrative expenses increased $149,633 in 2017 compared to 2016.  This increase is primarily due to growth in our portfolio.

Acquisition related costs.  Acquisition related expenses increased $16,484 in 2017 compared to 2016. The increase is attributed to our acquisition related activity.

Business management fee. Business management fees increased $89,489 in 2017 compared to 2016. The increase is due to the acquisition of two additional properties which increased assets under management.

Depreciation and Amortization.  Depreciation and amortization increased $774,970 in 2017, as compared to 2016. The increase is primarily due to the two acquisitions in 2017.

Interest Expense.  Interest expense increased $355,056 in 2017 compared to 2016. The increase is primarily due to additional financings after October 1, 2016.

Interest and other income.  Interest and other income increased $6,392.  The increase is primarily due to higher interest earned as a result of higher cash balances in 2017 compared to 2016.

Comparison of the nine months ended September 30, 2017 and 2016

A total of one multi-family property was acquired on or before January 1, 2016 and represents our “same store” property during the nine months ended September 30, 2017 and 2016.  “Non-same store,” as reflected in the table below, consists of properties acquired after January 1, 2016. For the nine months ended September 30, 2017 and 2016, two properties constituted non-same store properties. The following table presents property net operating income broken out between same store and non-same store, prior to amortization of intangibles, interest, and depreciation and amortization for the nine months ended September 30, 2017 and 2016, along with a reconciliation to net loss, calculated in accordance with U.S. GAAP.

	Total			Same Store			Non-Same Store
	Nine Months Ended September 30,			Nine Months Ended September 30,			Nine Months Ended September 30,
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Rental income	$4,254,327	$2,665,759	$1,588,568	$2,733,015	$2,665,759	$67,256	$1,521,312	$—	$1,521,312
Other property income	474,139	263,928	210,211	282,906	263,928	18,978	191,233	—	191,233
Total income	$4,728,466	$2,929,687	$1,798,779	$3,015,921	$2,929,687	$86,234	$1,712,545	$—	$1,712,545

Property operating expenses	$1,419,557	$900,845	$518,712	$916,461	$900,845	$15,616	$503,096	—	$503,096
Real estate tax expense	498,450	264,836	233,614	267,359	264,836	2,523	231,091	—	231,091
Total property operating expenses	$1,918,007	$1,165,681	$752,326	$1,183,820	$1,165,681	$18,139	$734,187	$—	$734,187

Property net operating income	$2,810,459	$1,764,006	$1,046,453	$1,832,101	$1,764,006	$68,095	$978,358	$—	$978,358

General and administrative expenses	(1,045,499)	(802,033)	(243,466)
Acquisition related costs	(87,963)	—	(87,963)
Business management fee	(318,609)	(205,850)	(112,759)
Depreciation and amortization	(2,132,208)	(1,451,356)	(680,852)
Interest expense	(1,353,084)	(1,121,542)	(231,542)
Interest and other income	30,907	—	30,907
Net loss	$(2,095,997)	$(1,816,775)	$(279,222)

Net loss.  Net loss was $2,095,997 and $1,816,775 for the nine months ended September 30, 2017 and 2016, respectively.

Total property net operating income.  On a “same store” basis, comparing the results of operations of our investment property owned during the full nine months ended September 30, 2017, with the results of the same investment property owned during the full nine months ended September 30, 2016, property net operating income increased $68,095. The increase is due to increased property income due to increased occupancy and markets rents, offset by increased property operating expenses due primarily to an increase in common area painting projects.

“Non-same store” total property net operating income increased $978,358 during 2017 as compared to 2016. The increase is a result of acquiring two additional properties after January 1, 2016.

General and administrative expenses. General and administrative expenses increased $243,466 in 2017 compared to 2016. The increase is primarily due to the growth in our portfolio.

Acquisition related costs. Acquisition related expenses increased $87,963 in 2017 compared to 2016. The increase is attributed to our acquisition related activity.

Business management fee. Business management fees increased $112,759 in 2017 compared to 2016. The increase is due to the acquisition of two properties which increased assets under management.

Depreciation and amortization.  Depreciation and amortization increased $680,852 in 2017, as compared to 2016. This increase is due to acquisitions during 2017.

Interest Expense.  Interest expense increased $231,542 in 2017 compared to 2016. The increase is due to borrowings to fund recent acquisitions.

Interest and other income.  Interest and other income increased $30,907.  The increase is primarily due to higher interest earned as a result of higher cash balances in 2017 compared to 2016.

Critical Accounting Policies

Disclosures discussing all significant accounting policies are set forth in our Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 17, 2017, under the heading “Critical Accounting Policies”. There have been no changes to our critical accounting policies during the three months ended September 30, 2017.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

For information related to subsequent events, reference is made to Note 13 – “Subsequent Events” which is included in our September 30, 2017 Notes to Consolidated Financial Statements in Item 1.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. As of September 30, 2017, we had outstanding debt of approximately $70.2 million, excluding unamortized debt issuance costs. The weighted average interest rate was 3.90%. With regard to fixed rate financing, interest rate fluctuations generally affect the fair value, but not our earnings or cash flows. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until their maturity or earlier prepayment.

With regard to any variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on stockholder investments may be reduced. Presently, we do not have any variable rate debt.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful. Presently, we do not have any derivative financial instruments.

Item 4.  Controls and Procedures

Controls and Procedures

Our management has evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1.  Legal Proceedings

We are not a party to, and our properties are not subject to, any material pending legal proceedings.

Item 1A.  Risk Factors

The following risk factors supplement the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2016.

We have incurred a net loss on a U.S. GAAP basis for the nine months ended September 30, 2017.

We incurred a net loss on a U.S. GAAP basis for the three and nine months ended September 30, 2017 of approximately $1.0 million and $2.1 million, respectively. Our loss can be attributed, in part, to property operating, interest, general and administrative expenses and depreciation and amortization. We may incur net losses in the future, which could have a material adverse impact on our financial condition, operations, cash flow, and our ability to service our indebtedness and pay distributions to our stockholders. We are subject to all of the business risks and uncertainties associated with any business, including the risk that the value of a stockholder’s investment could decline substantially. We were formed in December 2013 and, as of September 30, 2017, acquired three multi-family communities. We cannot assure our stockholders that, in the future, we will be profitable or that we will realize growth in the value of our assets.

To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our Offering and DRP, which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment, and is dilutive to our stockholders.

We have not yet generated sufficient cash flow from operations to fund distribution payments and may not do so unless our asset base grows significantly. Our organizational documents permit us to pay distributions from sources other than cash flow from operations. Specifically, some or all of our distributions may be paid from retained cash flow, from borrowings and from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of our Offering and DRP. Accordingly, until such time as we are generating cash flow from operations sufficient to cover distributions we have paid and will likely continue to pay distributions from the net proceeds of our Offering and DRP or other sources. We have not established any limit on the extent to which we may use alternate sources, including borrowings or proceeds of the Offering and DRP, to pay distributions. There is no assurance we will generate sufficient cash flow from operations to cover distributions. We began declaring distributions to stockholders of record during November 2015. Of the cash distributions paid to stockholders through September 30, 2017, 58% ($1.4 million) have been paid from the net proceeds of our Offering and DRP. To the extent we pay cash distributions, or a portion thereof, from sources other than cash flow from operations, we will have less capital available to invest in properties and other real estate-related assets, the book value per share may decline, and there will be no assurance that we will be able to sustain distributions at that level.

Based on sales volume to date, we expect to raise substantially less than the maximum offering amount in our Offering which will continue until February 16, 2018. Because we expect to raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which will cause the value of our stockholders' investment to vary more widely with the performance of specific assets, and cause our fixed operating expenses to constitute a greater percentage of our gross income. Raising fewer proceeds in our Offering, therefore, increases the risk that our stockholders will not receive a full return of their investment.

Shares of our common stock are being offered on a “reasonable best efforts” basis through a public offering, which commenced on February 17, 2015. As of September 30, 2017, we have sold approximately $45.9 million of our shares through the Offering and have invested in three properties. Our Offering will continue until February 16, 2018. As we continue our capital raising efforts, a majority of the net proceeds will be used to repay the outstanding balance on a note payable that matures on January 3, 2018. As of September 30, 2017, the outstanding balance under the note payable was $7 million. Subsequent to September 30, 2017, we paid $2 million to reduce the outstanding balance to $5 million. Our ability to make additional investments will be limited until we are able to pay off the outstanding balance on the note payable. In the event the amount raised is insufficient to repay the remaining balance owed at maturity, we will rely on the Sponsor guarantee to pay off any remaining amount due and amounts paid on our behalf would become due to the Sponsor. We expect to repay the amount with future operating proceeds or upon sale of our assets. We cannot guarantee that we will have sufficient future operating proceeds to repay the Sponsor, in which case we may need to sell our assets. Unless we raise significant additional proceeds, we will not be able to achieve a broadly diversified portfolio. Adverse developments with respect to a single asset or a geographic region will have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds has increased our fixed operating expenses as a percentage of our gross income. Each of these factors could have an adverse effect on our financial condition and ability to make distributions to our stockholders.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

On February 17, 2015, our Registration Statement on Form S-11 (File No. 333-199129), covering a public offering of up to $1,190,000,000 of shares of Class A and Class T common stock was declared effective under the Securities Act, and on February 2, 2017, Post-Effective Amendment No. 9 to our Registration Statement on Form S-11 (File No. 333-199129), reallocating certain of the remaining shares being offered to offer Class T-3 Shares as a new class of common stock pursuant to the Offering and the DRP, was declared effective under the Securities Act. The Offering commenced on February 17, 2015 and is ongoing.

We are offering up to $1,000,000,000 of Class A Shares, Class T Shares and Class T-3 Shares, in any combination. We are also offering up to $190,000,000 of Class A, Class T and Class T-3 Shares in the DRP. We reserve the right to reallocate the shares between our reasonable best efforts Offering and the DRP, and among share classes.

From the effective date of the Offering through September 30, 2017, we had sold the following securities in the Offering and the DRP for the following aggregate offering proceeds:

•	1,349,902 Class A Shares, 384,760 Class T Shares and 146,623 Class T-3 Shares, equal to $45,899,384 in aggregate gross offering proceeds, in the reasonable best efforts Offering.

•	41,686 Class A Shares, 9,209 Class T Shares and 744 Class T-3 Shares, equal to $1,217,071 in aggregate gross offering proceeds, pursuant to the DRP.

From the effective date of the Offering through September 30, 2017, we have paid the following costs in connection with the issuance and distribution of the registered securities:

Type of Costs	Amount
Offering costs paid to related parties (1)	$3,950,896
Offering costs paid to non-related parties	3,338,958
Total offering costs paid	$7,289,854

(1)	“Offering costs to related parties” include selling commissions, dealer manager fees and due diligence expense reimbursements paid to Inland Securities Corporation, which re-allowed all or a portion of these amounts to soliciting dealers that are not related to Inland Securities Corporation.

From the effective date of the Offering through September 30, 2017, the net offering proceeds to us from the Offering and the DRP, after deducting the total expenses incurred described above, were approximately $39.8 million. As of September 30, 2017, we used $20.5 million to repay a portion of our debt which was originally incurred in connection with the purchase of real estate, approximately $15.5 million in related costs associated with our purchase of real estate, of which approximately $0.2 million was paid to related parties and approximately $1.4 million to pay distributions. The remaining proceeds were held as cash at September 30, 2017.

Recent Sales of Unregistered Equity Securities

During the period covered by this quarterly report, we did not sell any equity securities that were not registered under the Securities Act.

Share Repurchase Program

The SRP is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us. The terms under which we may repurchase shares may differ between repurchases upon the death or “qualifying disability” of a stockholder or “Exceptional Repurchases” and all other repurchases or “Ordinary Repurchases.” The repurchase price for Ordinary Repurchases is equal to $21.60 per share, $21.61 per share and $21.61 per share for Class A Shares, Class T Shares and Class T-3 Shares, respectively, until the initial valuation date, and thereafter the repurchase price is equal to 96.0% of the most recent applicable estimated value per share reported by us.

In the case of Ordinary Repurchases, we may repurchase shares beneficially owned by a stockholder continuously for at least one year and who purchased their shares from us or received their shares through a non-cash transfer, if requested, if we choose to repurchase them. However, in the event a stockholder is having all of his or her shares repurchased, our board may waive the one-year holding requirement for shares purchased under our DRP. We may make Ordinary Repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds from our DRP during that month to make Ordinary Repurchases; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making Ordinary Repurchases. Subject to funds being available, in the case of Ordinary Repurchases, we limit the number of shares repurchased during any calendar year to no more than 5% of the number of Class A Shares, Class T Shares and Class T-3 Shares outstanding on December 31st of the previous calendar year. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. Any stockholder whose Ordinary Repurchase request has been partially accepted in a particular calendar month will have the remainder of his or her request included with all new repurchase requests we have received in the immediately following calendar month, unless he or she chooses to withdraw that request.

In the case of Exceptional Repurchases, we may repurchase shares at a repurchase price equal to $22.50 per share, $22.51 per share and $22.51 per share for Class A Shares, Class T Shares and Class T-3 Shares, respectively, until the initial valuation date, and thereafter the repurchase price is equal to 100.0% of the most recent applicable estimated value per share reported by us. Exceptional Repurchases are not subject to a one-year holding period, or the 5% repurchase limit discussed above, and may be repurchased with funds from any source.

The SRP will immediately terminate if our shares become listed for trading on a national securities exchange. In addition, our board of directors, in its sole discretion, may, at any time, amend, suspend or terminate the SRP.

During the three months ended September 30, 2017, we repurchased 3,317 Class A Shares and 424 Class T Shares under the SRP.

Period	Total Shares Requested to be Repurchased	Total Number of Shares Repurchased	Average Price Paid per Share	Amount of Shares Repurchased	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs

July 2017	2,695	2,695	$21.60	$58,204	2,695	66,462
August 2017	492	492	$21.61	$10,632	492	65,970
September 2017	554	554	$21.62	$11,979	554	65,416
Total	3,741	3,741	$21.60	$80,815	3,741

(1)	Our SRP was announced on February 17, 2015.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

Not Applicable.

Item 5.  Other Information

Not Applicable.

Item 6.  Exhibits

The representations, warranties and covenants made by us in any agreement filed as an exhibit to this Form 10-Q are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to, or with, you. Moreover, these representations, warranties and covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

10.1	Purchase and Sale Agreement, dated May 30, 2017, by and between Inland Real Estate Acquisitions, Inc. and Verandas at Mitylene, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 2, 2017 (file number 000-55765))

10.2	First Amendment to Purchase and Sale Agreement, dated June 12, 2017, by and between Inland Real Estate Acquisitions, Inc. and Verandas at Mitylene, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 2, 2017 (file number 000-55765))

10.3	Second Amendment to Purchase and Sale Agreement, dated July 6, 2017, by and between Inland Real Estate Acquisitions, Inc. and Verandas at Mitylene, LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 2, 2017 (file number 000-55765))

10.4	Third Amendment to Purchase and Sale Agreement, dated July 19, 2017, by and between Inland Real Estate Acquisitions, Inc. and Verandas at Mitylene, LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 2, 2017 (file number 000-55765))

10.5	Assignment and Assumption of Purchase and Sale Agreement, dated July 27, 2017, by and between Inland Real Estate Acquisitions, Inc. and IRESI Montgomery Mitylene, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 2, 2017 (file number 000-55765))

10.6	Bill of Sale and Assignment and Assumption of Leases and Service Contracts, dated July 27, 2017, by and between IRESI Montgomery Mitylene, L.L.C. and Verandas at Mitylene, LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 2, 2017 (file number 000-55765))

10.7	Multifamily Loan and Security Agreement, dated July 27, 2017, by and between IRESI Montgomery Mitylene, L.L.C. and Berkadia Commercial Mortgage LLC (incorporated by reference to Exhibit 10.39 to Post-Effective Amendment No. 13 to the Registrant’s Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on October 13, 2017 (file number 333-199129))

10.8	Agreement for Amendment of Documents, dated July 27, 2017, by and between IRESI Montgomery Mitylene, L.L.C. and Inland Residential Properties Trust, Inc. for the benefit of Berkadia Commercial Mortgage LLC and Federal Home Loan Mortgage Corporation (incorporated by reference to Exhibit 10.40 to Post-Effective Amendment No. 13 to the Registrant’s Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on October 13, 2017 (file number 333-199129))

10.9

Multifamily Note, dated July 27, 2017, by IRESI Montgomery Mitylene, L.L.C. for the benefit of Berkadia Commercial Mortgage LLC (incorporated by reference to Exhibit 10.41 to Post-Effective Amendment No. 13 to the Registrant’s Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on October 13, 2017 (file number 333-199129))

10.10

Multifamily Mortgage, Assignment of Rents and Security Agreement, dated July 27, 2017, between IRESI Montgomery Mitylene, L.L.C. to Berkadia Commercial Mortgage LLC (incorporated by reference to Exhibit 10.42 to Post-Effective Amendment No. 13 to the Registrant’s Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on October 13, 2017 (file number 333-199129)

Exhibit No.	Description
10.11

Guaranty, dated July 27, 2017, by Inland Residential Properties Trust, Inc. for the benefit of Berkadia Commercial Mortgage LLC (incorporated by reference to Exhibit 10.43 to Post-Effective Amendment No. 13 to the Registrant’s Form

S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on October 13, 2017 (file number 333-199129))

31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.3	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.3	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	The following financial information from our Quarterly Report on Form 10-Q for the period ended September 30, 2017, filed with the Securities and Exchange Commission on November 7, 2017 is formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements (tagged as blocks of text)

*	Filed as part of this Quarterly Report on Form 10-Q.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

/s/ Mitchell A. Sabshon
By:	Mitchell A. Sabshon
President and Chief Executive Officer
Date:	November 7, 2017

/s/ Catherine L. Lynch
By:	Catherine L. Lynch
Chief Financial Officer (Co-Principal Financial Officer)
Date:	November 7, 2017

/s/ David Z. Lichterman
By:	David Z. Lichterman
Vice President, Treasurer and Chief Accounting Officer (Co-Principal Financial Officer and Principal Accounting Officer)
Date:	November 7, 2017